UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G A/1

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.1)

ARNO THERAPEUTICS, INC.
_____________________________________________
(Name of Issuer)

Common Shares
__________________________
(Title of Class of Securities)

042564203
______________________________________________
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 042564203		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford Spectrum Investors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	373,760
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	373,760
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	373,760*
*Includes 56,280 warrants exercisable to acquire 56,280 shares of common stock.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.83%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 042564203		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Kappa Investors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	61,180
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	61,180
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	61,180*
*Includes 8,821 warrants exercisable to acquire 8,821 shares of common stock.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0.30%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 042564203		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	434,940
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	434,940
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	434,940*
*Includes 65,100 warrants exercisable to acquire 65,100 shares of common stock.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	2.14%
12		TYPE OF REPORTING PERSON	PN

CUSIP NO. 042564203		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	434,940
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	434,940
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	434,940*
*Includes 65,100 warrants exercisable to acquire 65,100 shares of common stock.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	2.14%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 042564203		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Charles E. Davidson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	434,940
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	434,940
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	434,940*
*Includes 65,100 warrants exercisable to acquire 65,100 shares of common stock.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	2.14%
12		TYPE OF REPORTING PERSON	IN

CUSIP NO. 042564203		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Joseph M. Jacobs
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	434,940
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	434,940
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	434,940*
*Includes 65,100 warrants exercisable to acquire 65,100 shares of common stock.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	2.14%
12		TYPE OF REPORTING PERSON	IN

This Amendment No. 1 (this “Amendment”) modifies and supplements the 13G initially filed on October 17, 2013 (the “Statement”), with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of Arno Therapeutics, Inc., a Delaware corporation (the “Company”). Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 4. should be deleted in its entirety and replaced with the following:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. [Information set forth below is on the basis of 20,370,910 shares of common stock issued and outstanding as of January 27, 2014, as reported in the Company’s filing pursuant to Rule 424(b)(3) under the Securities Act of 1933 with the Securities and Exchange Commission filed January 28, 2014.]

(i) Wexford Spectrum Investors LLC
(a)	Amount beneficially owned: 373,760
(b)	Percent of class: 1.83%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 373,760
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 373,760

(ii) Kappa Investors LLC
(a)	Amount beneficially owned: 61,180
(b)	Percent of class: 0.30%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 61,180
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 61,180

(iii) Wexford Capital LP
(a)	Amount beneficially owned: 434,940
(b)	Percent of class: 2.14%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 434,940
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 434,940

(iv) Wexford GP LLC
(a)	Amount beneficially owned: 434,940
(b)	Percent of class: 2.14%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 434,940
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 434,940

(v) Charles E. Davidson
(a)	Amount beneficially owned: 434,940
(b)	Percent of class: 2.14%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 434,940
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 434,940

(vi) Joseph M. Jacobs
(a)	Amount beneficially owned: 434,940
(b)	Percent of class: 2.14%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 434,940
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 434,940

The total shares of Common Stock reported as beneficially owned by each of Wexford Capital LP (“Wexford Capital”), Wexford GP LLC (“Wexford GP”), Charles E. Davidson (“Davidson”) and  Joseph M. Jacobs (“Jacobs”) include the shares of Common Stock reported as beneficially owned by Wexford Spectrum Investors LLC (“WSI”) and Kappa Investors LLC (“Kappa”, and together with WSI, the “Funds”). Wexford Capital may, by reason of its status as manager of the Funds, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Each of Davidson and Jacobs (“Jacobs”) may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the securities beneficially owned by the Funds.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the securities owned by the Funds and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in the members of the Funds.

Item 5. should be deleted in its entirety and replaced with the following:

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☑

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	Company Name
WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur Amron
	Title:	Vice President and Assistant Secretary

KAPPA INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur Amron
	Name:	Arthur Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur Amron
	Name:	Arthur Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON